(d)(2)(J)(iii)

November 5, 2010

John Benson

Vice President, Marketing and Client Services

Marsico Capital Management, LLC

1200 17th Street, Suite 1600

Denver, CO  80202

Dear Mr. Benson:

On Thursday, September 30, 2010, the Board of Trustees (the “Board”) of ING Investors Trust voted to replace Marsico Capital Management, LLC (“Marsico”) as Sub-Adviser to the ING Marsico International Opportunities Portfolio (the “Portfolio”) and to terminate the Sub-Advisory Agreement (the “Agreement”) with Marsico in accordance with Section 16 of the Agreement, effective on or about January 6, 2011.

Pursuant to Section 16 of the Agreement, it may be terminated with respect to the Portfolio at any time, without penalty, by the Board, upon 60 days’ written notice.  This letter shall serve as the 60 days’ written notice under Section 16.

In the interim, we will be contacting you to facilitate a smooth transition and we look forward to your cooperation in this regard.  We note that this does not affect the Sub-Advisory Agreement with Marsico with respect to ING Marsico Growth Portfolio, a series of ING Investors Trust that remains subject to the Agreement.

Finally, we want to thank you for your support throughout this process and dedication to the Portfolio.  We continue to value our relationship with your firm.

Very truly yours,

/s/ Michael J. Roland
Michael J. Roland
Executive Vice President
ING Investors Trust

7337 E. Doubletree Ranch Rd.
Scottsdale, AZ 85258-2034	Tel: 480-477-3000	ING Investors Trust
Fax: 480-477-2744
www.ingfunds.com